July 16, 1993


Mr. James M. Flanagan                        Thomas D. Flanagan, Esq.
Heil, Heil, Smart & Golee                    Flanagan, Bilton & Brannigan
1515 Chicago Avenue                          130 E. Randolph Drive, Suite 1900
Evanston, Illinois 60204                     Chicago, Illinois 60601

Board of Directors
First Northbrook Bancorp, Inc.
1300 Meadow Road
Northbrook, Illinois 60062

       Re:  Agreement and Plan of Reorganization

Ladies and Gentlemen:

       We reference that certain Agreement and Plan of Reorganization dated as of July 26, 1992 (the "Agreement"), among Premier Financial Services, Inc. ("Premier"), Premier
Acquisition Company and First Northbrook Bancorp, Inc. Terms defined in the Agreement are used herein with the same meaning.

       This letter agreement describes, as among ourselves, our agreement that Premier will revise the terms of the Premier
Series B Preferred Stock and Premier Series D Preferred Stock to provide that all dividends payable on account of such stock will be cumulative as soon as such cumulative Premier Series B
Preferred Stock and Premier Series D Preferred Stock would qualify as "Tier 1 Capital" pursuant to Appendix A of Regulation Y, as promulgated by the Board of Governors of the Federal Reserve System.

       Please acknowledge your acceptance hereof by executing this letter agreement in the space provided below. The parties acknowledge that this letter is being given to induce James M.
Flanagan and Thomas D. Flanagan to consummate the transactions contemplated by the Agreement.

Very truly yours,

PREMIER FINANCIAL SERVICES, INC.             PREMIER ACQUISITION
                                             COMPANY



By:  /s/ Richard L. Geach                            By:  /s/ Richard L. Geach
     Richard L. Geach                                     Richard L. Geach
     President                                            President